Mail Stop 6010   September 21, 2006

Dr. David Chess
Chief Executive Officer and Director
HC Innovations, Inc.
Six Corporate Drive
Suite 420
Shelton, CT 06484

Re: HC Innovations, Inc.
          Form 10-SB
          Filed August 24, 2006
          File Number 0-52197

Dear Dr. Chess:

         We have reviewed your filing and have the following comments. Where indicated, we
think you should revise your document in response to these comments. If you disagree, we will
consider your explanation as to why our comment is inapplicable or a revision is unnecessary.
Please be as detailed as necessary in your explanation. In some of our comments, we may ask
you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

         Please understand that the purpose of our review process is to assist you in your
compliance with the applicable disclosure requirements and to enhance the overall disclosure in
your filing. We look forward to working with you in these respects. We welcome any questions
you may have about our comments or on any other aspect of our review. Feel free to call us at
the telephone numbers listed at the end of this letter.

General

1.   Please be advised that this filing will go effective automatically 60 days after it was filed.
       The filing should be withdrawn prior to the conclusion of the 60 day period if there are
       still outstanding comments at that time.

2.   Please note that where we provide examples to illustrate what we mean by our comments,
       they are examples and not exhaustive lists. If our comments are applicable to portions of
       the filing that we have not cited as examples, make the appropriate changes in
       accordance with our comments.

3.	In your response letter, please state our comment and then explain each change that has been made in response to a comment. In addition, you should also reference each page number in which disclosure has been revised in response to a comment so that we can easily place your revised disclosure in its proper context.

4.	Throughout your filing you include a number of descriptive phrases that are not appropriate for this filing. As you are a relatively young company, your references on page 3 to changing "the basic structure of our health care system while creating value" is not appropriate. Furthermore, the sentence beginning with, "Our unique approach to defining small populations…"should be deleted. So should your statement beginning, "We combine best practices, state of the art…" and your reference to being a "critical piece of the developing healthcare puzzle."

	Please note that the above-referenced statements are illustrative and not exhaustive examples of the revisions you should make. You should review the entire registration statement and delete any similar descriptive phrases and limit your disclosure to facts that can be measured and observed. We expect substantial revisions in response to this comment.

5.	Throughout the registration statement, you assert a number of facts and observations that should be supported by third party authorities. Statements such as:
	a.	"Historically, control of health care costs was driven by discounted fee for service and utilization controls…
	b.	"Currently, population-based disease management has become the panacea…," p. 5
	c.	"There is growing disappointment…there is growing understanding…", p. 5
	d.	"this number is expected to triple in over the next two years," p. 7
	e.	"…the typical sales cycle is 18 months…," p. 7
	f.	"People over 80…are the most rapidly growing segment…" p.9

	Statements of this type must be supported by third party evidence. Please include citations to this evidence in your disclosure. If you cannot provide this evidence, please delete these statements from the registration statement.

	Again, please note that the above-referenced statements are illustrative and not exhaustive examples of the revisions you should make. You should review the entire registration statement and delete any similar unsupported statements.

Item 1: Business
Our Business, p. 3

6.	Please provide more background in this section. You should explain what you mean by "specialty disease and care management company." Explain who your clients are. Explain what you mean when you say you combine your nurse practitioners with state of the art information systems. Explain what you mean by call center backup and biometric monitoring. Explain what your unique systems are.

7.   You have only included a description of ECI in this section, without describing your other subsidiaries. Please include information about those subsidiaries as well.

Products and Services, p. 4

8.   Please explain the information under "outcomes driven." What is this information?

9.   You reference a bar chart relating to hospital expenditures. We will need to see that chart and issue any comments before you can be cleared on this filing.

10.   You state that "ECI has conservatively delivers 25% cost savings…" But the numbers you provide immediately below do not show 25% savings. Please explain.

11.   Please explain what the pilot programs and HMO contract are. What types of contract is it? What are the arrangements and obligations of each party to the contract. For any contract that is a material contract, you must disclose all material terms of the contract. Please include this information.

The market for Easy Care (SM), p. 7

12.   Please explain what Easy Care is. Please also explain what the Easy Care profile is.

13.   You describe "numerous other applications and opportunities" that have presented themselves and then you present a list. Please revise the disclosure to explain what opportunities you are talking about so that investors can understand what you are disclosing. For example, what are commercial employer markets and how are they an opportunity for you?

14.   You state, "at the outset, senior leadership is very enthusiastic…however, the case managers closer to the patient…" Senior leadership of what? What case managers?

NP Care program, p. 8

15.   Please provide information about the SNP model so that investors know what you are talking about. You jump in immediately and explain who the target market is for the model, but you have not explained what SNP is.

16.   In the paragraphs beginning, "The Medicare Advantage Institutional SNP model has very significant financial implications…" and "NP Care is the medical infrastructure for this model…," you have provided no background information that will permit investors to understand what you are talking about. You compare CMS to community dwelling seniors. Is NP Care somehow related to community dwelling seniors? How are the figures you present relevant to an investor in company stock?

17.   Please file your agreement with American Health Medicare. Please also describe all material terms of the agreement.

18.   We note your discussion of patent applications. Please describe what the patents are and what purpose they will serve for the company.

Competition, page 11

19.   Please provide supplemental support for your statement concerning "the deep respect that the market holds for our senior staff…."

Risk Factors, p. 16
If we cannot achieve profitability…, p. 16

20.   Your statement relating to intense competition contradicts your disclosure in the business section indicating that you do not believe you have direct competitors. Please revise the disclosure to remove the inconsistency. In addition, the risk factor heading refers to the need for working capital. If applicable, the discussion pertaining to the risk from competition should be described under a separate risk factor heading.

21.   Much of the discussion contained in this section is repeated in subsequent risk factors. Please revise the discussion under this heading to eliminate unnecessary duplication.

Our auditors have substantial doubt…, p. 16

22.   You will not be a public company in the third quarter of this year. Please revise the disclosure accordingly.

23.   Please expand or revise the heading to clearly indicate the risk you are describing. In this regard, it appears the discussion in the second paragraph under this section is more appropriate for the MD&A section since it does not describe the risk you are referring to in the heading.

We need to raise significant additional capital…, page 17

24.   Please expand the discussion to quantify the amount of additional capital you require and when you will need the additional funding.

We are highly dependent on our management…, page 18

25.   Please expand the discussion to describe whether you have employment agreements with your key employees and management and the terms of such agreements.

We are a holding company…, page 18

26.   Please expand the heading to include a description of the risk a holding company structure presents to your shareholders.

27.   It is unclear why the fact you have not paid dividends is a risk to shareholders or why such information is included in the discussion under this risk factor heading. If retained, please include such discussion under a separate risk factor.

We have a limited number of customers…, p. 19

28.   Please disclose the percentage of your revenue attributable to each of your largest customers. You should name the customers explicitly.

Changes in market, page 21

29.   If retained, please revise the heading to describe a risk.

The company will have to comply with the Penny Stock rules, page 27

30.   Please revise the heading to state a specific risk to investors.

Item 2. Management's Discussion And Analysis Or Plan Of Operation And Results Of Operations, page 28

Results of Operations, page 29

31.   Please add Management's discussion and analysis of Operations for FY 2005 compared to FY 2004 and FY 2004 compared to FY 2003.

Income from operations, page 30

32.   We note your discussion and presentation of non-GAAP financial measures in this section such as EBITDA. You do not disclose the substantive ways that management uses these measures nor how the measures provide useful information to investors regarding the Registrant's financial condition and results of operations. Please refer to Questions 8 and 9 of *"Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures"* on our website www.sec.gov/divisions/corpfin/faqs/nongaapfaq.htm which supply additional substantive disclosures that are necessary to justify inclusion of the non-GAAP measures in an SEC filing. Please provide, in disclosure-type format, a more compelling argument as to why this is appropriate or delete the non-GAAP financial measures from your filing.

Liquidity and Capital Resources, page 35

33.   Please provide a more robust discussion for each period presented of the main sources and uses of cash for all operating, investing, and financing activities. Please note that this discussion should be more than just a verbal description of your statement of cash flows and should address the actual activities that generate and use cash.

34.   State the steps you take in collecting accounts receivable. Disclose your policy with respect to determining when a receivable is recorded as a bad debt and when a write off is recorded. Clarify the threshold (amount and age) for account balance write-offs. Include an aging of your accounts receivable by major payor class including self-pay. Disclose the day's sales outstanding for each period presented. Disclose the reasons for significant changes from the prior period.

Impact of Recently Issued Accounting Pronouncements, page 36

35.   Reconcile your statement under Item 6, on page 40, that you "do not currently have a stock option plan" with the statement in MD&A, page 37, that "a majority of the awards under the existing incentive stock option plan will be fully vested prior to the effective date of the revised rules."

Management, p.39

36.   Item 401(a)(4) of Regulation S-B requires a brief description of a person's business experience during the past five years. Please provide this information for Officers Zwicker and Krentzman. In the case of Mr. Zwicker, you need to include specific positions and dates rather than simple references to management positions. In the case of Ms. Krentzman, your description only goes back four (4) years.

Executive Compensation, p. 39

37.   Please provide compensation information for Dr. Chess. Please see instruction 1 to Item 402(a)(2) of Regulation S-B.

Certain relationships and related transactions, page 40

38.   Please confirm that the aggregate amount of the transactions with the LLC's does not exceed $60,000. If such transactions exceed $60,000 please provide the information requested by Item 404 of Regulation S-B.

Condensed Consolidated Financial Statements – June 30, 2006
Notes to Condensed Consolidated Financial Statements, page 8
4. Recapitalization, page 7

39.   Please revise your financial statements for all periods provided to reflect the impact that this reverse capitalization and the stock split described in note 14 of your December 31, 2006 financial statements had on all share disclosures in this document. It should be reflected as if each of these transactions had taken place at the beginning of the earliest period presented.

5. Deferred Revenue, page 8

40.   Please enhance your disclosure to state the period of amortization of the Deferred
       Revenue and the basis for its determination and whether the upfront payments are
       refundable.

8. Business Segments, page 11

41.   We note your presentation of business segments in these unaudited interim financial
       statements. Please add such disclosure in the FY 2005 and FY 2004 financial statements
       or tell us why similar disclosure was not included.

Consolidated Financial Statements – December 31, 2005
Report of Independent Auditors, page 1

42.   Please submit a report that complies with PCAOB Auditing Standard No. 1 specifically
       that references the audit standards of the PCAOB.

Consolidated Statement of Operations, page 3

43.   Please add disclosure of Net Loss per Share, on all Statements of Operations presented,
       in accordance with guidance under SFAS No. 128 that reflects the retroactive effect of
       the reverse acquisition. Also add a footnote describing how you calculated net loss per
       share in accordance with SFAS No. 128 and SAB No. 98. Include a table, as required,
       setting forth the computation of basic and diluted, and unaudited pro forma basic and
       diluted, net loss per share for the respective periods of the financial statements. If basic
       and diluted per share amounts are the same, clearly indicate that on the face of these
       statements.

Notes to Consolidated Financial Statements, page 7
2. Summary of Significant Accounting Policies, page 7
Revenue Recognition, page 9

44.   Please expand your disclosure to state your accounting policy for revenue recognition on
       fee-for-service revenue and capitated contract revenue. Separately disclose the revenues
       earned from the capitated payments.

10. Long-Term Debt, page 16
Convertible Debentures, page 16

45.   Please tell us how you considered the existence of a beneficial conversion feature
       associated with this convertible debt issuance and the second issuance on April 17, 2006.
       Refer to EITF 98-05 and EITF 00-27.

11. Note Payable – Related Party, page 17

46.   Please tell us how you determined the fair value assigned to the warrants issued in connection with this note. Also explain how you considered the relative fair values of both the debt and detachable stock purchase warrants in your accounting for this transaction. Refer to APB 14.

14. Stockholders' Equity (Deficit), page 18

47.   Your filing includes a number of transactions where you presumably had to estimate the value of your common stock, with those estimates apparently having had a material effect on your financial statements. As such, for each equity instrument issued since December 31, 2004 through the date of your response, please disclose how you determined the fair value of your common stock. In so doing, please disclose the significant factors, assumptions and methodologies used in that determination. Please disclose why the fair value of your stock did or did not change between when these instruments were issued. If appropriate, please disclose the reason management chose not to obtain a contemporaneous valuation by an unrelated valuation specialist.

15. Commitments, page 19
Consulting Agreements, page 19

48.   Please explain to us the accounting associated with the shares purchased by NSI including why NSI returned the shares previously purchased. Include whether the shares purchased were restricted and had any vesting terms associated with them.

     As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

     We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

     In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

     · the company is responsible for the adequacy and accuracy of the disclosure in the filing;

     · staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact James Peklenk at (202) 551-3661 or Oscar Young at (202) 551-3622 if you have questions regarding comments on the financial statements and related matters. Please contact Zafar Hasan at (202) 551-3653, or me at (202) 551-3675 with any other questions.

Sincerely,

Jeffrey Riedler
Assistant Director